EXHIBIT 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
DESCRIPTION OF COMMON STOCK
CNA Financial Corporation’s (“we” and “our”) common stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended.
General
We are authorized to issue 500 million shares of Common Stock, $2.50 par value.  The following summary description of the terms of the common stock sets forth certain general terms and provisions of the common stock. This description is qualified in its entirety by reference to our certificate of incorporation, as amended, and our by-laws.
Dividend Rights
Subject to the rights of the holders of preferred stock, holders of Common Stock are entitled to receive dividends and other distributions in cash, stock or our property, when, as and if declared by our Board of Directors out of our assets or funds legally available therefor and shall share equally on a per share basis in all such dividends and distributions.
Voting Rights
At every meeting of stockholders, every holder of Common Stock is entitled to one vote per share. Subject to any voting rights of the holders of preferred stock and as otherwise required by Delaware law, any action submitted to stockholders (other than the election of directors) is approved, if approved by a majority of the stock having voting power present at a meeting at which there is a quorum. A quorum generally requires the presence, in person or proxy, of the holders of a majority of the stock issued and outstanding. Delaware law requires that the holders of a majority of the issued and outstanding shares of stock, eligible to vote thereon, approve (i) amendments to the certificate of incorporation, (ii) most mergers and consolidations and (iii) sale of all or substantially all of our assets.
Liquidation Rights
In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of Common Stock are entitled to share equally in the assets available for distribution after payment of all liabilities and provision for the liquidation preference of any shares of preferred stock then outstanding.
Miscellaneous
The holders of Common Stock have no preemptive rights, cumulative voting rights, subscription rights, or conversion rights and the Common Stock is not subject to redemption.